Exhibit 99.(a)(1)(xi)

May 14, 2004

Dear Stockholders,

     On April 28, 2004, Schuff Acquisition Corp., an Arizona corporation, commenced a tender offer to purchase all outstanding shares of Schuff International, Inc. not currently owned by Schuff Acquisition Corp. or its affiliates at a purchase price of $2.17 per share, net to the seller in cash, less any withholding taxes and without payment of interest. Following discussions with the Special Committee of the Board, Schuff Acquisition Corp. agreed to amend its tender offer by increasing the purchase price to $2.30 per share. Schuff Acquisition Corp. is owned primarily by David A. Schuff, the Chairman of the Board of Directors, and Scott A. Schuff, Chief Executive Officer and majority stockholder of Schuff International. If the tender offer is completed, Schuff Acquisition Corp. plans to effect a “short-form” merger in which each publicly-held share not purchased in the offer would be exchanged for $2.30 per share, net to the seller in cash, less any withholding taxes and without payment of interest.

     To mitigate any conflict of interest concerns, your Board of Directors established a Special Committee, composed solely of non-management directors of Schuff International, to consider and make a recommendation to the stockholders regarding the offer. The Special Committee negotiated the $2.30 per share offer price with the Schuffs. The Special Committee has unanimously determined that the offer is fair to the stockholders being asked to tender their shares. The Special Committee recommends that stockholders accept the offer and tender their shares pursuant to the offer.

     In arriving at its recommendation, the Special Committee gave careful consideration to the factors that are described in Item 4 of the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the fairness opinion received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the Special Committee’s financial advisor. The fairness opinion is attached as Annex A to the Schedule 14D-9. Please review these factors and the fairness opinion carefully.

     Enclosed is the Offer to Purchase, as amended May 14, 2004, and the Letter of Transmittal for your use in tendering your shares, if you so choose, and related documents. These documents contain the terms and conditions of the offer and the merger, provide detailed information about these transactions and include information as to how to tender your shares. Also enclosed is Schuff International’s Form 10-K that was filed with the Securities and Exchange Commission on March 29, 2004, and is being provided to you in lieu of a separate Annual Report. I urge you to read each of these documents carefully.

Very truly yours,
/s/ Dennis DeConcini
Senator Dennis DeConcini
Member of the Special Committee